May 9, 2013

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief
Division of Corporation Finance

Re:	Redwood Trust, Inc. Responses to Comments on: Form 10-K for the Fiscal Year Ended December 31, 2012 Filed on February 26, 2013
File No. 1-13759

Dear Mr. Gordon,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated April 26, 2013 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2012 Form 10-K”). For your convenience, each of my responses is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2012

Changes in Book Value and Estimated Non-GAAP Economic Value, page 50

1.	We have reviewed your response to comment 1, and note that you have adjusted all components of your balance sheet that do not approximate fair value to their fair values in order to calculate Estimated Non-GAAP Economic Value. We also note that while the Estimated Non-GAAP Economic Value was approximately $44 million greater than GAAP Book Value, your disclosure of the fair values of financial instruments in Note 5 indicates that the difference between the carrying values and the fair values of your net assets presented in the table is only a fair value of $1.9 million in excess of carrying value. Please reconcile this difference to the difference in Estimated Non-GAAP Economic Value, and present us with a tabular reconciliation of Estimated Non-GAAP Economic Value to book value.

As the result of the continued convergence of GAAP Book Value and Estimated Non-GAAP Economic Value, we did not include this disclosure in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, and do not currently plan to include such disclosure in our future filings. Although we have removed the disclosure in question, to fully respond to the Staff’s comment, we provide the following tabular reconciliation of Estimated Non-GAAP Economic Value to GAAP Book Value. Each of the adjustments in the table below is reconciled in text on page 50 of our 2012 Form 10-K.

Components of Book Value (1)

			Estimate of
December 31, 2012	GAAP		Non-GAAP
(In Millions, Except per Share Data)	Book Value	Adjustments	Economic Value

Cash and cash equivalents	$81	$1	$81
Real estate loans at Redwood	592		592
Real estate securities at Redwood	784		784
Investments in Sequoia	88	1	89
Investments in Commercial Securitization	118	1	119
Investments in Residential Resecuritization	161	(7)	154
Other assets	86		86
Total assets	1,911		1,906
Short-term debt	(552)		(552)
Long-term debt	(140)	49	(91)
Other liabilities	(80)		(80)
Stockholders' Equity	$1,140	44	$1,183

Book Value Per Share	$13.95	0.53	$14.48

(1)	Totals may not foot due to rounding.

The difference between the GAAP book values and fair values presented in Note 5 ($1.9 million) and those presented in the table above ($44 million), is almost entirely attributable to the Investments in Sequoia line item. We consolidate certain Sequoia entities in accordance with GAAP and in Note 5 we disclose the fair values of the consolidated residential loans and the ABS issued at those entities. These amounts are estimated independently, through their respective markets, on a gross basis in accordance with GAAP. However, we do not utilize these fair values to determine the non-GAAP economic value of our Investments in Sequoia (i.e., the securities we retain in each consolidated Sequoia entity), as we believe market participants would determine the economic value of these securities relative to comparable securities in the market. Using this approach, we determined the non-GAAP economic value of our retained Investments in Sequoia to be $89 million, which is included in the table above and in our disclosure on page 50 of our 2012 Form 10-K.

Cash and Cash Equivalents, page 51

2.	We note your response to comment 2. We believe this is a cash flow statement and it is not in accordance with GAAP and it places undue prominence on the non-GAAP information. It starts with beginning cash and shows cash inflows and outflows and reconciles to ending cash. Please remove this measure in future filings. For reference see Question 102.10 of the Compliance and Disclosure Interpretations. Question 102.10 references the income statement but applies to any financial statement.

While we respectfully continue to believe that the presentation of sources and uses of cash is not non-GAAP information, in accordance with the Staff’s request, we removed the sources and uses of cash table in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and will not include this table in future filings.

* * *

As you have requested, we confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3584, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Christopher J. Abate
Christopher J. Abate
Chief Financial Officer

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